UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   CIHC,, Incorporated
   1209 Orange Street
   Wilmington, DE  19801
   USA
2. Issuer Name and Ticker or Trading Symbol
   General Acceptance Corporation (GACC)
   GACC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   04/30/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
 None                      |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
 Right to Purchase 12%|$.25    |3/12/|A   | |$3,250,000 |A  |(1)  |4/11/| Common Stoc|13,000,|$3,250,|            |D  |            |
 Subordinated Converti|        |98   |    | |           |   |     |00   |k           |000    |000    |            |   |            |
ble Debentures        |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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 Right to Purchase 12%|$.25    |3/24/|D   | |$3,250,000 |D  |(2)  |     |Common Stock|13,000,|$3,250,|            |D  |            |
 Subordinated Converti|        |98   |    | |           |   |     |     |            |000    |000    |            |   |            |
ble Debentures        |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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 Right to Purchase 12%|$.25    |3/24/|A   | |$3,250,000 |A  |(2)  |     |Common Stock|13,000,|$3,250,|            |I  |Wholly-owned|
 Subordinated Converti|        |98   |    | |           |   |     |     |            |000    |000    |            |   | subsidiary |
ble Debentures        |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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 12% Subordinated Conv|$3.00   |3/12/|D   | |$10,000,000|D  |Immed|4/11/|Common Stock|3,333,3|(3)    |            | I |Wholly-owned|
ertible Debenture     |        |98   |    | |           |   |iate |00   |            |33     |       |            |   | subsidiary |
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 12% Subordinated Conv|$.25    |3/12/|A   | |$10,000,000|A  |Immed|4/11/|Common Stock|40,000,|(3)    |53,000,000  |I  |Wholly-owned|
ertible Debenture     |        |98   |    | |           |   |iate |00   |            |000    |       |            |   | subsidiary |
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 Agreement to Purchase|$.25    |3/12/|    | |16,000,000 |A  |(4)  |     |Common Stock|16,000,|       |            |D  |            |
 Common Stock         |        |98   |    | |           |   |     |     |            |000    |       |            |   |            |
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 Agreement to Purchase|$.30    |3/12/|A   | |3,814,000  |A  |(4)  |     |Common Stock|3,814,0|       |19,814,000  |D  |            |
 Common Stock         |        |98   |    | |           |   |     |     |            |00     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) On March 12, 1998 the reporting person entered into an agreement to purchase the securities with a closing to occur within 60 days.
(2) Reporting person assigned the right to purchase convertible debentures to a wholly-owned subsidiary.
(3) On March 12, 1998, the conversion price was adjusted pursuant to the terms of the debenture.
(4) Agreements to purchase common stock were entered into on 3/12/98 with a closing to occur within 60 days.
SIGNATURE OF REPORTING PERSON
 William T. Devanney